                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                                AMENDMENT ONE FOR
                       PERMA-FIX ENVIRONMENT SERVICES INC
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   7141571049
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                                 (CUSIP Number)


                                   08/22/2005
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             (Date of Event Which Requires Filing of this Statement)


       Check appropriate box to designate the rule pursuant to which this
Schedule is filed:

   [ ]      Rule 13d-1(b)

   [X]      Rule 13d-1(c)

   [ ]      Rule 13d-1(d)

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CUSIP No. 7141571049                  13G                      Page 1 of 1 Pages
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   1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
           Pictet (London) Limited
           Pictet Asset Management Limited ("PAM")
           Pictet (London) Limited is the parent corporation of PAM
           The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by two non-U.S. investment funds, both managed by PAM.
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   2    Check the Appropriate Box if a Member of a Group                 (a) [ ]
                                                                         (b) [ ]


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   3    SEC Use Only



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   4    Citizenship or Place of Organization
           Pictet (London) Limited - United Kingdom
           Pictet Asset Management Limited - United Kingdom

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                         5      Sole Voting Power:
                                   Pictet (London) Limited: 3,181,710
                                (indirect through PAM)
    Number of                      PAM: 3,181,710
                         -------------------------------------------------------
     Shares              6      Shared Voting Power:
                                   Pictet (London) Limited:  None
  Beneficially                     PAM:  None

    Owned by             -------------------------------------------------------
                         7      Sole Dispositive Power:
      Each                         Pictet (London) Limited: 3,181,710
                                (indirect through PAM)
    Reporting                      PAM: 3,181,710
                         -------------------------------------------------------
   Person With           8      Shared Dispositive Power:
                                   Pictet (London) Limited:  None
                                   PAM:  None
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   9    Aggregate Amount Beneficially Owned by Each Reporting Person
           Pictet (London) Limited: 3,181,710 (indirect through PAM)
           PAM:  3,181,710

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  10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares     [ ]



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  11    Percent of Class Represented by Amount in Row (9)
           Pictet (London) Limited:  7.6% (indirect through PAM)
           PAM:  7.6%

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  12    Type of Reporting Person:
           Pictet (London) Limited:  HC
           PAM:  IA

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Item 1.

       (a)    Name of Issuer: PERMA-FIX ENVIRONMENT

       (b)    Address of Issuer's Principal Executive Offices:

              1940 Northwest 67th Place
                   Gainesville
                   Florida 32653
                   United States

Item 2

       (a)    Names of Persons Filing:

                  Pictet (London) Limited, holding company for:
                  Pictet Asset Management Limited ("PAM")
                  Pictet (London) Limited is the parent corporation of PAM

       (b)    Address of Principal Business Office or, if none, Residence:

              Pictet (London) Limited:  Tower 42 Level 37
                                        25 Old Broad Street
                                        London  EC2N 1HQ
                                        UNITED KINGDOM
              PAM:  Same

       (c)    Citizenship:

                   Pictet (London) Limited:  United Kingdom
                   PAM:  Same

       (d)    Title of Class Securities: Common Stock

       (e)    CUSIP Number: 7141571049

Item 3. If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) or
(c), check whether the person is A

       Not applicable.

Item 4. Ownership

       The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by two non-U.S. investment funds, both are managed by PAM.

       (a)    Amount Beneficially Owned:

                   Pictet (London) Limited: 3,181,710 (indirect through PAM)
                   PAM:  3,181,710

       (b)    Percent of Class:

                   Pictet (London) Limited:  7.6% (indirect through PAM)
                   PAM:  7.6%

       (c)    Number of shares as to which such person has:

              Pictet (London) Limited (indirectly through PAM):

                     (i)    sole power to vote or to direct the vote: 3,181,710

                     (ii)   shared power to vote or to direct the vote: None

                     (iii) sole power to dispose or to direct the disposition of: 3,181,710

                     (iv) shared power to dispose or to direct the disposition of: None

              PAM:

                     (i)    sole power to vote or to direct the vote: 3,181,710

                     (ii)   shared power to vote or to direct the vote: None

                     (iii) sole power to dispose or to direct the disposition of: 3,181,710

                     (iv) shared power to dispose or to direct the disposition of: None


Item 5. Ownership of Five Percent or Less of a Class

       Not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person

       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       See answer to Item 2 (a)

Item 8. Identification and Classification of Members of the Group

       Not applicable.

Item 9. Notice of Dissolution of the Group

       Not applicable.

Item 10. Certification

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date:


                                             -----------------------------------
                                             David Cawthrow
                                             Chief Compliance Officer




                         AGREEMENT OF REPORTING PERSONS

       The undersigned herby agree that the foregoing Schedule 13G is filed on behalf of each of the undersigned.


Pictet (London) Limited                       Pictet Asset Management Limited


By:                                           By:
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    David Cawthrow, Chief                         David Cawthrow, Chief
    Compliance Officer                            Compliance Officer